SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        Medical Technology Systems, Inc.
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                          (Title of Class of Securities

                                    58462R505
                                    ---------
                                 (CUSIP Number)

Gerald Couture, 901 Chestnut Street, Suite A, Clearwater,FL 33756,(727)447-5511
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 19, 1999
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box___.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)


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


CUSIP NO. 58462R505                                              Page 2 of 5

      1       Names of Reporting Person
              SS or IRS Identification Nos. of Above Person

              Couture & Company, Inc.

              Check the Appropriate Box if a Member of a Group*
      2                                                               (a) x
              Gerald Couture                                          (b)


      3       SEC use only


              Source of Funds*
      4
              SC.

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)___

              Citizenship or Place of Organization
      6
              Florida


                             7      Sole Voting Power
       NUMBER OF
        SHARES
      BENEFICIALLY           8      Shared Voting Power          287,318
       OWNED BY
         EACH                9      Sole Dispositive Power       287,318
       REPORTING
      PERSON WITH
                            10      Shared Dispositive Power


     11       Aggregate Amount Beneficially Owned by Each
              Reporting Person                                   633,837


     12       Check if the Aggregate Amount in Row (11)
              Excludes Certain Shares*                           ____

     13       Percent of Class Represented by Amount in Row (11) 9.9%

     14       Type of Reporting Person*                          CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58462R505                                              Page 3 of 5


              Names of Reporting Person
      1       SS or IRS Identification Nos. of Above Person

              Gerald Couture

              Check the Appropriate Box if a Member of a Group*
      2                                                                 (a)x

              Couture & Company, Inc.                                   (b)

      3       SEC USE ONLY


              Source of Funds*
      4
              SC.

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ____

              Citizenship or Place of Organization
      6
              U.S.

                             7      Sole Voting Power            346,519
       NUMBER OF
        SHARES
     BENEFICIALLY            8      Shared Voting Power
       OWNED BY
         EACH                9      Sole Dispositive Power       346,519
       REPORTING
      PERSON WITH
                            10      Shared Dispositive Power


     11       Aggregate Amount Beneficially Owned by Each
              Reporting Person                                   633,837

     12       Check if the Aggregate Amount in Row (11)
              Excludes Certain Shares* ___

     13       Percent of Class Represented by Amount in Row (11) 9.9%


     14       Type of Reporting Person*                          IN


                      SEE INSTRUCTIONS BEFORE FILLING OUT!

  Item 1.      Security and Issuer.
               --------------------

               Common Stock
               Medical Technology Systems, Inc.
               12920 Automobile Blvd., Clearwater, FL 33762

  Item 2.      Identity and Background.
               ------------------------

               Item 2. (a)    Gerald Couture
               Item 2. (b)    901 Chestnut Street, Suite A, Clearwater, FL 33756
               Item 2. (c)    Couture & Company, Inc.
               Item 2. (d)    No
               Item 2. (e)    No
               Item 2. (f)    USA

 Item 3.       Source and Amount of Funds or Other Consideration.
               --------------------------------------------------

               In consideration of amounts due pursuant to employment severance agreement.

 Item 4.       Purpose of Transaction.
               -----------------------

               Investment

 Item 5.       Interest in Securities of the Issuer.
               -------------------------------------

               Item 5. (a)           633,837
               Item 5. (b)           633,837
               Item 5. (c)           None
               Item 5. (d)           None
               Item 5. (e)           N/A




 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
               -----------------------------------------

               None

Item 7.        Material to be Filed as Exhibits.
               ---------------------------------

               None

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  3/9/99
      ---------

                                   /s/ Gerald L. Couture
                                   ---------------------
                                   Gerald L. Couture

                                   Gerald Couture, President and as Individual
                                   -------------------------------------------
                                   Name

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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